May 11, 2010

Linda Cvrkel, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:	Odyssey Pictures Corporation
Form 10-K for the year ended June 30, 2009
Filed October 30, 2009
File No. 000-18954

Dear Ms. Cvrkel:

Set out below are the responses by Odyssey Pictures Corporation to the Comments in your letter of  March 10, 2010.    The responses correspond to comment numbers in your letter.

After you have had an opportunity to review these responses, please get back to us with any further comment or suggestions.  We believe that your comments have been helpful in improving the disclosures in our filings.

1.           In addition to  changes detailed in comments below,   we will expand the discussion in the operations section of the MD&A to discuss line item changes  for line items in the income statement for which there have been significant changes between periods.

2.           We will expand the liquidity and capital resources section to include the following

Liquidity and Capital Resources

Annual Cash Flows

	Year Ended
	2008	2009
Net Cash Generate by Operating Activities	$65,400	$639,700
Net Cash Used by investing activities	0	(2,600)
Net Cash Used by financing Activities	$65,400	$634,600
Cash Ending	0	2,500

During the year 2009,  the Company concentrated on pursuing settlement of its outstanding litigation and settlement of various debt obligations resulting in a total reduction in current liabilities of $2,983,700 over the prior year.

The significant increase in  Net Cash Generated from Operating Activities of $639,700  for the year ended June 30, 2009 up from $69,400 for the prior year resulted primarily from increases in deferred income of $445,000 in 2009 up from $0 for the prior year.  The Company show a debt forgiveness of $2,796,300 for the year ended June 30,  2009 over $384,700 for the prior year.   These debt forgiveness amounts consisted of excess carrying value of settled obligations, accrued interest, write off of obligations deemed unenforceable and other.

Net Cash used by financing activities increase in 2009 to $634,600 over $65,400 for the prior year with the significant portion $611,600 in 2009 being used for payments on settlements and judgments.  The Company had $2,500.00 in cash as of June 30, 2009.

The Company continues to fund operation through revenues, trade payables, the issuance of stock and the proceeds of short term borrowings.  Although the Company expects to focus on expansion of its customer base and service offerings, revenue for 2009 has been from limited contract sources and there is no assurance that the revenues will continue to be generated in the future without expansion of the Company’s customer base.

Our access to capital resources is limited to obtaining small loans with short term maturities and to use the value of our common stock as currency to settle existing obligations in such situation where the stock is acceptable by the counter party.

3.           The amount in the line item titled  “debt obligations in default consists of approximately 30 notes which were short term in nature (maturity dates from 1-2 years from the date of the note) payable primarily to individuals. The notes vary in amounts and range from $2,500 to $134,000 and bear interest ranging from 8%-12%. All require net cash settlement. Initially several notes carried conversion features however at June 30, 2008-2009 all such conversion features had lapsed. The aggregate amount of theses obligation was $595,000 at June 30, 2009.  The notes matured with dates ranging from 2002 to 2007.

We also owe $160,000 through our “Senior Secured Bond” obligation dating from 1994. The bonds went into default in 2000. No claim for payment has been made and no records exist as to who the holders or record are.

4.           The Company generates revenues by providing marketing, branding and support services.  Costs associated with delivery of services  are incurred using both third party contract input and in-house resources (such as employee time and expenses)   Third party contact work and in house work included in this line item are expended  for services provided under the contract  and do not include other expense categories.   The Company’s primary services contract with its customer began to ramp up starting in January of 2008 with little expended at the front end of the contract.   By the time the end of the fiscal year activity and correspondingly cost applicable to this sale and revenue began to significantly increase.   The $2,900 of income in cost of sales was the result of a prior period over accrual.

5.           Net settlement expenses of $107,400 were legal fees incurred as the company sought to negotiate settlements on various contract, employee and vendor claims from the past.   Except for items carried in the contingency reserve, the company is not currently the subject of any threatened or pending litigation.

6.           The balance of the contingency reserve at June 30, 2007 was $304,000. During the 2008 fiscal year a settlement with Lajolla of $236,000 was reached. The settlement was reclassified from the contingency reserve account to a general ledger account used to aggregate such settlements and judgments. The recognition and reclassification of LaJolla resulted in a $67,000 balance in the contingency reserve. This reserve was deemed inadequate at the June 30, 2008 balance sheet date for amounts determined to be probable estimated as follows:

Matheson	$60,000
Internal Revenue Service	40,000
Watson Farley	50,000
150,000
Unadjusted balance	(67,000)
Adjustment required	$83,000

7.           The 3,050,000 shares of stock was returned and cancelled as part of two separate settlement agreements. The accounting recognition given was to reduce additional paid-in capital by the fair value of the stock as determined at the date the loan settlement agreement was consummated.

La Jolla returned 2,500,000 shares pursuant to an April, 2008 settlement agreement. That settlement agreement called for Odyssey to make a series of 6 payments each of $36,412 for an aggregate of $236,470 and for La Jolla to return 2.5 million shares originally issued as part of the subject loan provisions. Upon receipt, theses shares were valued at $0.01 per share. There were no active trades on the date of the agreement. The previous closing bid was $0.005 one month earlier.

St Ives returned 550,000 shares pursuant to an April 13, 2009 settlement agreement. That settlement agreement called for Odyssey to make a series of 2 payments each of $14,750 for an aggregate of $29,500 and to return 550,000 shares originally issued as part of the subject loan provisions. Upon receipt, theses shares were valued at $0.055 per share, the OTCBB closing bid as of that date.

8.           The branding and services agreement revenue is from an agreement with one company,  however services are provided  at its request to its various affiliated companies.  The effective dates of the overall agreement are from January 1, 2008 through  December 31, 2010.    Revenues increased in 2009 as the implementation of the agreement included only four months of fiscal year 2008 with the first full year of implementation being 2009.    The Company generates revenues by providing marketing, branding and support services.  Costs associated with delivery of services  are incurred using both third party contract input and in-house resources (such as employee time and expenses)   Third party contact work and in house work included in this line item are expended  for services provided under the contract  and do not include other expense categories.

9.           The nature of the deferred income is related to the services agreement referenced above.   The contract period ends as of 12-31-2010 and all deferred revenue associated with it will be recognized by the end of the contract period.  Section 4.06 of the Branding and Services agreement provides for a monthly licensing fee of $100,000. Such fee is earned in full each month. No carryover is allowed.  We recognize revenue under the agreement based upon proportional performance.  We elected to begin recognizing the monthly fee in March, 2008. This resulted in $1,200,000 and $400,000 in revenue for the periods ended June 30, 2009 and 2008 respectively. Receipts in excess of $1.2 million are considered unearned with recognition deferred until the following period.

10.           There were no contingent shares included or required to be included in the calculation of basic earnings per share. The company has no contingent shares.

11.           In Note 3.  Commitments-Reserve for Contingencies, the Company is reserving a total of $70,000 against the Watson, Farley and Williams v. Odyssey Pictures matter as referred to in Item 3, Part I. as well as $40,000 against Internal Revenue Service potential claims for taxes, penalties and interest referred to in that section.

12.           Amounts derecognized in which the criteria of ASC Topic 860-10-50 (SFAS 140 paragraph 16 (a)) has been met:

Description	Settlement Agreement date	Carrying Value Before adjustment	settled amount	Carrying amount in excess of settled amount
Ian Jessel	31-Mar-09	370,559	85,000	285,559
Morgan	31-Mar-09	229,875	35,000	194,875
Muller Smith	17-Dec-08	445,000	315,000	130,000
Robert Ferraro c/o Szabo Associates	26-Aug-08	31,449	18,000	13,449
St Ives	13-Apr-09	49,400	29,500	19,900
Carl Smith Ball	30-Apr-09	459,984	50,000	409,984
Total Reported in Financial Statements		1,586,267	532,500	1,053,767

Amounts derecognized in which the criteria of ASC Topic 860-10-50 (SFAS 140 paragraph 16 (b) has deemed to have been met:

	Maturity Date or Due Date	Statute of Limitations under Texas Law	Carrying Value	Amount Barred by Statute of Limitations
Argus-accrued payroll	1999	2005	18,000	18,000
Koshakjil-accrued payroll	1999	2005	220,184	220,184
N/P - Media Trust	1999	2005	165,912	165,912
Notes Payable - 6%	1996	2001	179,000	179,000
Notes Payable - 12%	1996	2001	100,000	100,000
Produce & MG Due	1999	2005	230,584	230,584
			913,680	913,680

Related accrued interest in which the criteria of ASCTopic 860-10-50 has deemed to have been met:

Description	SFAS 140 para 16 (a)	SFAS 140 para 16 (b)	Total

Ian Jessel	112,788		112,788
Morgan	85,048		85,048
Muller Smith	170,921		170,921
St Ives$49,400	21,064		21,064
Notes Payable - 6%		132,813	132,813
Notes Payable - 12%		52,469	52,469
La Jolla-finalized in 2009		145,022	145,022
Total	389,821	330,304	720,125

No parties were related parties requiring capital transaction treatment.

13.           The 400,000 warrants were issued on April 15, 2009 concurrent with the execution of a restructured settlement agreement with St. Ives. The agreement called for the payment of 2 installments of $14,750, the return of 550,000 shares of our common stock and the issuance of the warrants. The fair value of the warrants was $26,100 and was fully expensed as a component of the $2,796,300 statement of operations line item “excess carrying value of renegotiated payables” and reflected in the statement of stockholders’ deficiency.

14.           On December 31, 2008 we reacquired 41,840,469 shares of our common stock for $105,000 in cash. The shares were immediately retired and cancelled. This transaction reduced the issued and outstanding common shares to 60 million. The 2.6 million shares committed and reserved for the issuance under option and warrant obligations no longer exceeded the authorized shares of 100 million that previously required derivative accounting treatment. The inputs for valuation at that date resulted in an aggregate fair value adjustment of $825. This amount was considered immaterial on the interim financial statements therefore the carrying value from June 30, 2008 was brought forward and reclassified to permanent equity with no charge to earnings. No further adjustment was made at year end.

15.           The following text, Add to text of note 7 on page F-11:

Because the Company may not have readily available resources to fund the Company through June 30, 2010, there is a substantial doubt as to the Company’s ability to continue as a going concern.    The Company is dependent upon the continued payment of contract obligations from a single customer and while payments have been made under the terms of the contract through the date of this filing,  there is no other assurance that such payments will be paid when due.    The company has no liquid reserves from which to fund operations in the event that such payments are not made.

In addition,  this contract ends, if not extended by mutual agreement, as of December 31, 2010, half way through the Company’s fiscal year.  The Company expects to negotiate a similar contract with either this contract customer or its affiliates who have received benefit of the company’s work and to bring on additional customers, however no follow on or additional contracts have yet been signed.   In the event that not such contracts are forthcoming, the company will not be able to continue operations.

16.           Changes noted herein in response to the Comments in your letter will be addressed in future quarterly reports where appropriate.

17.           Jackson Walker LLP represented the Company in various litigation matters and had an outstanding invoice for $41,306.32 for such services.    During the six months ended December 31, 2009,   the Company settled matters with this firm in full for a total payment of $5,000 and derecognized the balance of this liability that was extinguished by the settlement.

18.           The Company has reclassified $36,500 from accounts payable to excess carrying value of renegotiated payments within the same section of the cash flow statement.  The reclassification will have no impact on the previously reported cash generated from operating activities but will be a reclassification with that section.

19.           The Company obtains outside service providers in meeting a portion of its obligations under the “Branding & Services” agreement. For the six months ended December 31, 2009 and 2008 the amount incurred were $64,100 and $77,500 respectively. In 2009 we began allocating 75% of certain salaries and related fringes and reclassifying general and administrative expenses (such as travel) determined to be directly incurred in the production of revenue. These combined total expenses allocated to cost of sales was $96,000 in 2009. The allocation of expenses to cost of sales resulted in a net increase in cost of sales of $82,600.

20.           The 670,000 shares issued to Redcliffe Svenska were valued at $0.06 per share or $ 40,000. Fair value was measured by obtaining quotes for the bid and ask of the common stock on the date f the agreement. Redcliffe, however, is considered a related party and, accordingly, no gain on the extinguishment of debt was recognized. The transaction was recorded as a capital transaction.

The principal portion of the Amarillo Entertainment transaction resulted in a per-share valuation of $0.107. This valuation fell within the range of bid/ask trading values in the period leading up to the settlement agreement. We therefore concluded the valuations closely reflected the fair value for the stock at the date of the agreement and recognized no gain or loss. Upon review of the interim financial statements it was determined that a component of accrued interest should be reflected as forfeit. This amount, estimated at $6,700 was also reclassified to equity with no gain or loss recognized.

The amount reflected in the statement of stockholders’ deficiency was determined as follows:

Redcliffe	$134,000
Amarillo principal	25,000
Amarillo interest	6,700
$165,700

21.           The limited size of the company including  a limited staff makes it extremely difficult to segregate duties in a way that will allow disclosure controls and procedures to be implemented in an effective way.  The company continues to rely on contract and external professionals to assist in various tasks for disclosure.  To the extent that the Company is able to add executive and professional staff with increased business, it will continue its efforts to create an effective system of disclosure controls and procedures.

a)
The Company lacks the financial infrastructure to account for complex transactions which may result in a greater than normal risk that material errors may occur in the financial statements and not be detected timely

b)	The Company currently relies upon independent financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transactions

c)
A lack of sufficient segregation of duties.  Specifically, this material weakness is such that management must rely primarily on detective controls and controls could be strengthened by adding preventative controls to properly safeguard company assets.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure the subject filing and

That Staff Comments or changes to disclosures in response comments do not foreclose the Commission from taking any action with respect to the filing and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Please contact the following with regard to these responses any or any related matters.

Very truly,

/s/ John W. Foster
President and CEO